SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


          -------------------------------------------------------------



                                    FORM 11-K


                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


          -------------------------------------------------------------




                      FOR THE YEAR ENDED DECEMBER 31, 2001
                        Commission File Number 000-21923



          -------------------------------------------------------------



                         WINTRUST FINANCIAL CORPORATION
                             RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


          -------------------------------------------------------------



                         WINTRUST FINANCIAL CORPORATION
                               727 NORTH BANK LANE
                              LAKE FOREST, IL 60045
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
          -------------------------------------------------------------

                              REQUIRED INFORMATION


ITEMS 1-3.  Omitted in accordance with Item 4.

ITEM 4. The Wintrust Financial Corporation Retirement Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

            |X|         Report of Independent Auditors

            |X| Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

            |X| Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000

            |X|         Notes to Financial Statements

            |X|         Supplemental Schedule

            Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000 are hereby incorporated by reference to the Registration Statement on Form S-8 filed by Wintrust Financial Corporation (Registration No. 333-52652) with the Securities and Exchange Commission on December 22, 2000.



EXHIBITS
--------

  23.1      Consent of Independent Auditors

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  October 21, 2002                 WINTRUST FINANCIAL CORPORATION
                                        RETIREMENT SAVINGS PLAN




                                        /s/ DAVID A. DYKSTRA
                                        --------------------
                                        David A. Dykstra, Trustee

Financial Statements and Supplemental Schedule

WINTRUST FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Employer Identification #36-3954651
Plan #001

             Wintrust Financial Corporation Retirement Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held
   at End of Year).............................................................8

                         REPORT OF INDEPENDENT AUDITORS

The Plan Administrator
Wintrust Financial Corporation
   Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP


August 19, 2002

                                                                                                                      EIN 36-3954651
                                                                                                                           Plan #001

             Wintrust Financial Corporation Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                   DECEMBER 31
                                                                             2001              2000
                                                                       ------------------------------------
ASSETS
Cash                                                                       $     68,359  $           459
Investments, at fair value                                                    7,295,848        4,944,256
Participant contributions receivable                                              8,939           42,191
Employer matching contributions receivable                                      283,295          123,830
                                                                       ------------------------------------
Total assets                                                                  7,656,441        5,110,736

LIABILITY
Outstanding trades payable                                                       27,417                -
                                                                       ------------------------------------
Net assets available for benefits                                            $7,629,024       $5,110,736
                                                                       ====================================


See notes to financial statements.

                                                                                                                      EIN 36-3954651
                                                                                                                           Plan #001

             Wintrust Financial Corporation Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                             YEAR ENDED DECEMBER 31
                                                                             2001              2000
                                                                       ------------------------------------
ADDITIONS
Investment income (loss):
   Net realized and unrealized appreciation
     (depreciation) in fair value of investments                            $   585,701      $  (207,960)
   Interest and dividends                                                        86,098           66,736
                                                                       ------------------------------------
                                                                                671,799         (141,224)
Participant contributions - salary deferral                                   1,183,662          860,240
Participant contributions - rollover                                            147,190           76,966
Employer matching contributions                                                 282,924          123,830
Transfers from Tricom Funding, Inc.
     401(k) Retirement Savings Plan                                             442,635                -
                                                                       ------------------------------------
Total additions                                                               2,728,210          919,812

DEDUCTIONS
Benefits paid to participants                                                   202,506          605,708
Refund of excess contributions                                                    7,416                -
                                                                       ------------------------------------
Total deductions                                                                209,922          605,708
                                                                       ------------------------------------
Net increase in net assets available for benefits                             2,518,288          314,104
Net assets available for benefits:
   Beginning of year                                                          5,110,736        4,796,632
                                                                       ------------------------------------
   End of year                                                               $7,629,024       $5,110,736
                                                                       ====================================

See notes to financial statements.

                                                                  EIN 36-3954651
                                                                       Plan #001

             Wintrust Financial Corporation Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2001 and 2000


1.  DESCRIPTION OF PLAN

The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan's provisions.

The Plan is a participant-directed, defined-contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

All full-time employees who have completed at least three months of employment and are at least 18 years of age are eligible to participate in the Plan.

On January 1, 2001, the Tricom Funding, Inc. 401(k) Retirement Savings Plan was merged into the Plan.

CONTRIBUTIONS

The Plan allows for contributions by participants of up to 10% of eligible compensation. Contributions are tax-deferred under the provisions of Internal Revenue Code (Code) Section 401(k), subject to certain limitations. Participant contributions and earnings thereon are fully vested.

The Company may elect to make matching contributions to the Plan on behalf of all participants. The Company's matching contributions for 2001 and 2000 were $282,924 and $123,830, respectively. Participants are immediately vested in the Company's matching contribution and earnings thereon. For 2001, the Company's matching contributions were allocated to participant accounts at a rate of 30% of employee contributions up to a maximum of $2,000 per participant. For 2000, the Company's matching contributions were allocated to participant accounts at a rate of 20% of employee contributions up to a maximum of $1,000 per participant.

             Wintrust Financial Corporation Retirement Savings Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OF PLAN ASSETS

A trust fund was established for the purposes of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, Wayne Hummer Trust Company, N. A. (Trustee), formerly Wintrust Asset Management Company, N.A., a subsidiary of the Company and a party in interest.

PARTICIPANT LOANS

Participants may borrow from their fund account up to the lesser of $50,000 or 50% of their account balance. Loan terms are established by the plan administrator in accordance with the Plan Agreement. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined by the plan administrator.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company's contributions, if any, and (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's account or annual installments. For termination of service due to other reasons, a participant may receive the value of the participant's account as a lump-sum distribution.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.

             Wintrust Financial Corporation Retirement Savings Plan

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are prepared under the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are reported at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Loans to participants are reported at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid from the trust fund to the extent they are not paid by the Company. All administrative expenses were paid by the Company for the years ended December 31, 2001 and 2000.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

             Wintrust Financial Corporation Retirement Savings Plan

3.  INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits is as follows:

                                                            DECEMBER 31
                                                       2001             2000
                                               ---------------------------------

Wintrust Financial Corporation Common Stock*       $2,872,816       $1,258,560
Fidelity Advisor Equity Growth Fund                 1,301,797        1,480,324
Fidelity Spartan 500 Index Fund                       820,753          698,188
Fidelity Spartan Money Market Fund                    674,183          363,573
William Blair Growth Fund                             496,080          447,505
Janus Enterprise Fund                                 489,577          260,064
Fidelity Intermediate Government Fund                 483,344          301,751

     *Indicates party in interest to the Plan.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as determined by quoted market prices as follows:

                                                       YEAR ENDED DECEMBER 31
                                                       2001             2000
                                               ---------------------------------

Common stock                                      $ 1,271,669      $    53,260
Mutual funds                                         (685,968)        (261,220)
                                               ---------------------------------
                                                  $   585,701      $  (207,960)
                                               =================================

4.  INCOME TAXES

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                              Supplemental Schedule

                                                                                           EIN 36-3954651
                                                                                                Plan #001

             Wintrust Financial Corporation Retirement Savings Plan

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

                                                                                             CURRENT
                    DESCRIPTION OF INVESTMENT                            UNITS/SHARES         VALUE
-----------------------------------------------------------------------------------------------------------

Short-term investments:
   Fidelity Cash Reserves Fund                                                  4,573      $       4,573
   Fidelity Spartan Money Market Fund                                         674,183            674,183

Common stock:
   Wintrust Financial Corporation*                                             93,975          2,872,816

Mutual funds:
   Fidelity Advisor Equity Growth Fund                                         25,896          1,301,797
   Fidelity Spartan 500 Index Fund                                             10,404            820,753
   William Blair Growth Fund                                                   45,637            496,080
   Janus Enterprise Fund                                                       15,299            489,577
   Fidelity Intermediate Government Fund                                       49,271            483,344

Participant loans (5.0%-9.5%)                                                                    152,725
                                                                                        -------------------
                                                                                           $   7,295,848
                                                                                        ===================

*Indicates party in interest to the Plan.